UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Klaviyo, Inc.
(Name of Issuer)
Series A Common Stock
(Title of Class of Securities)
49845K101
(CUSIP Number)
Shopify Strategic Holdings 3 LLC
251 Little Falls Drive
Wilmington, DE, 19808
(613) 241-6868 Ext: 1045
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
February 29, 2024
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d--1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Shopify Strategic Holdings 3 LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	30,305,609
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	30,305,609
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,305,609
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.11%
14.	Type of Reporting Person: OO

1.	Names of Reporting Persons Shopify Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	30,305,609
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	30,305,609
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,305,609
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.11%
14.	Type of Reporting Person: CO

Explanatory Note
This Amendment No. 1 (the “Amendment No. 1”) to the Schedule 13D filed on December 11, 2023 (the “Original Schedule 13D” and, as amended by the Amendment No. 1, the “Schedule 13D”) is being filed to report changes in the beneficial ownership reported by the Reporting Persons due to (i) the vesting of 344,382, 344,381 and 344,384 Warrants on January 28, April 28 and July 28, 2024, respectively, and (ii) changes in the total number of Series A Common Stock outstanding since the filing of the Original Schedule 13D.
All items not described herein remain as previously reported in the Schedule 13D, and all capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.
Item 2.	Identity and Background.
Item 2 of the Schedule 13D is hereby amended by incorporating herein by reference the information set forth on the updated Annex A attached hereto.
Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended by adding the text below to the end of Item 3 of the Schedule 13D:
On January 28, April 28 and July 28, 2024, 344,382, 344,381 and 344,384 of the Warrants held by SSH 3, respectively, vested and became exercisable for an equal number of shares of Series B Common Stock. SSH 3 exercised these Warrants on the first business day following the day that they each vested.
Item 5.	Interest in Securities of the Issuer.
Item 5 is hereby amended and restated in its entirety as follows:
(a)-(b) The aggregate number and percentage of shares of Series A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment No. 1 and are incorporated herein by reference. As of the date hereof, the Reporting Persons beneficially own 30,305,609 shares of Series A Common Stock, representing approximately beneficial ownership of 30.11% of the outstanding Series A Common Stock, consisting of: (i) 14,562,435 shares of Series B Common Stock held directly by SSH 3 and (ii) the Investment Option held by SSH 3, which is exercisable for an additional 15,743,174 Series B Common Stock. Each share of Series B Common Stock is convertible into one share of Series A Common Stock at any time at the option of the holder thereof.
Calculations of the percentage of the shares of Series A Common Stock beneficially owned by the Reporting Persons is based on (i) 70,349,399 shares of Series A Common Stock outstanding as of April 30, 2024, based on information set forth in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 8, 2024, (ii) 14,562,435 shares of Series A Common Stock issuable upon the conversion of Series B Common Stock held by the Reporting Persons, where each share of Series B Common Stock is convertible into one share of Series A Common Stock, and (iii) the Investment Option held by the Reporting Persons to purchase 15,743,174 shares of Series B Common Stock, where each share of Series B Common Stock is convertible into one share of Series A Common Stock.
(c) Except as set forth in this Schedule 13D, no transaction in Series A Common Stock has been effected by any of the Reporting Persons within the past 60 days.
(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Series A Common Stock reported herein as beneficially owned by the Reporting Persons.
(e) Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 30, 2024
SHOPIFY STRATEGIC HOLDINGS 3 LLC

By:	/s/ Jason Kilpela
	Name:	Jason Kilpela
	Title:	Director

SHOPIFY INC.
By:	/s/ Michael L. Johnson
	Name:	Michael L. Johnson
	Title:	Corporate Secretary

ANNEX A
Executive Officers and Directors of Shopify Inc.
The name, principal occupation, business address and citizenship of each executive officer and director of Shopify Inc. are set forth below.
OFFICERS:
Name	Principal Occupation	Business Address	Citizenship
Tobias Lütke	Chief Executive Officer	151 O’Connor St. Ground Floor Ottawa, Ontario K2P 2L8 Canada	Canada
Harley Finkelstein	President	151 O’Connor St. Ground Floor Ottawa, Ontario K2P 2L8 Canada	Canada
Jeff Hoffmeister	Chief Financial Officer	151 O’Connor St. Ground Floor Ottawa, Ontario K2P 2L8 Canada	United States of America
Kasra Nejatian	Chief Operating Officer	151 O’Connor St. Ground Floor Ottawa, Ontario K2P 2L8 Canada	Canada
Jessica Hertz	General Counsel	151 O’Connor St. Ground Floor Ottawa, Ontario K2P 2L8 Canada	United States of America
DIRECTORS:
Name	Principal Occupation	Business Address	Citizenship
Tobias Lütke	Chief Executive Officer, Shopify Inc.	151 O’Connor St. Ground Floor Ottawa, Ontario K2P 2L8 Canada	Canada
Robert Ashe	Corporate Director	151 O’Connor St. Ground Floor Ottawa, Ontario K2P 2L8 Canada	Canada
Gail Goodman	Corporate Director	151 O’Connor St. Ground Floor Ottawa, Ontario K2P 2L8 Canada	United States of America

A-1

Colleen Johnston	Corporate Director	151 O’Connor St. Ground Floor Ottawa, Ontario K2P 2L8 Canada	Canada
Jeremy Levine	Partner at Bessemer Venture Partners	151 O’Connor St. Ground Floor Ottawa, Ontario K2P 2L8 Canada	United States of America
Prashanth Mahendra-Rajah	Chief Financial Officer, Uber Technologies, Inc.	151 O’Connor St. Ground Floor Ottawa, Ontario K2P 2L8 Canada	United States of America
Lulu Cheng Meservey	Chief Executive Officer, Rostra	151 O’Connor St. Ground Floor Ottawa, Ontario K2P 2L8 Canada	United States of America
Kevin Scott	Executive Vice President of AI and Chief Technology Officer, Microsoft Corp.	151 O’Connor St. Ground Floor Ottawa, Ontario K2P 2L8 Canada	United States of America
Toby Shannan	Former Chief Operating Officer, Shopify Inc.	151 O’Connor St. Ground Floor Ottawa, Ontario K2P 2L8 Canada	Canada
Fidji Simo	CEO, Instacart	151 O’Connor St. Ground Floor Ottawa, Ontario K2P 2L8 Canada	United States of America

A-2